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                                                                       Exhibit 4

                          [Merrill Lynch Letterhead]

                                                             November 16, 1998

Special Committee of the Board of Directors
Citizens Corporation
440 Lincoln Street
Worcester, MA 01653

Attention: Mr. James A. Cotter, Jr.
           Chairman of the Special Committee

Ladies and Gentleman :

  Citizens Acquisition Corporation (the "Acquisition Sub"), a wholly owned subsidiary of Allmerica Financial Corporation (the "Acquiror"), has commenced a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.01 per share, of Citizens Corporation (the "Company") that the Acquiror and its affiliates do not currently own (the "Public Shares"). The Offer is being made at a price of $33.25 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998, as amended by a press release issued by the Acquiror and the Company on November 16, 1998, and the related Letter of Transmittal (the "Offer to Purchase").

  You have asked us whether, in our opinion, the Offer Price is fair to the holders of the Public Shares from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

    (1) reviewed the Offer to Purchase and the related Tender Offer Statement on Schedule 14D-1 filed by the Acquiror and Acquisition Sub with the Securities and Exchange Commission (the "Commission") and the
  Solicitation/Recommendation Statement on Schedule 14D-9, dated November 16, 1998 and filed on such date by the Company with the Commission;

    (2) reviewed certain publicly available business and financial information relating to the Company and the Acquiror which we deemed to be relevant;

    (3) reviewed certain information, including financial forecasts and projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company and the Acquiror;

    (4) conducted discussions with members of management and representatives of the Company and the Acquiror concerning the matters described in clauses
  (2) and (3) above;

    (5) reviewed the historical market prices, trading activity and valuation multiples for the Public Shares and the common shares of the Acquiror and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (6) compared the proposed financial terms of the Offer with the financial terms of certain other transactions which we deemed to be relevant;

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    (7) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

    (8) reviewed the potential pro forma impact of the Offer on the Acquiror;
  and

    (9) reviewed and performed such other financial studies, analyses and investigations, and took into account such other matters as we deemed relevant and necessary, including our assessment of general economic, market, financial and other conditions.

  In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information supplied or otherwise made available to us by the Company and the Acquiror, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information and we have not undertaken or assumed any responsibility for making an independent appraisal of the assets of the Company nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections furnished to us or discussed with us by the Company and the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the respective managements of the Company and the Acquiror as to the future operating and financial performance of the Company.

  In connection with the preparation of this opinion, Merrill Lynch took into consideration the current ownership by the Acquiror of approximately 83% of the outstanding common stock of the Company and the fact that the Acquiror had stated that it did not intend to sell such stock. Accordingly, Merrill Lynch has not been authorized by the Company, its Board of Directors or the Special Committee of its Board of Directors (the "Special Committee") to solicit, nor have we solicited, interest from any third party with respect to the acquisition of all or any part of the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We are acting as financial advisor to the Special Committee in connection with the Offer and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As part of its investment banking services, Merrill Lynch is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have, in the past, performed significant investment banking and other services for the Company and the Acquiror and have been compensated for such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may at any time actively trade or hold the securities of the Company or the Acquiror for their own account or for the account of customers and, accordingly, hold a long or short position in such securities.

  This opinion is for the use and benefit of the Special Committee in its consideration of the Offer and is, in any event, limited to the fairness of the Offer Price to the holders of the Public Shares from a financial point of view, and does not constitute a recommendation to any holder of the Public Shares as to whether to tender such holder's shares in the Offer.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price is fair to the holders of the Public Shares from a financial point of view.

                                      Very truly yours,

                                      By: /s/ Merrill Lynch, Pierce, Fenner &
                                                 Smith Incorporated


                                      MERRILL LYNCH, PIERCE, FENNER &
                                      SMITH INCORPORATED


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